Exhibit (a)(2)

Recommendation to Reject the Opportunistic Offer

Made to Your Clients to Sell Shares for $12.11 per share

to Comrit Investments 1, L.P. (Comrit)

In the near future, your clients may receive correspondence from Comrit related to Comrit’s tender offer to purchase your clients’ shares of common stock of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at an unsolicited and opportunistic price of $12.11 per share.

The board of directors of Inland Income Trust unanimously recommends that your clients REJECT the offer, as we believe that this offer is an attempt to profit at your client’s expense.

We have sent a letter to Company stockholders to notify them of this offer, along with detailed directions on how to reject. Should you or your clients have any questions on the matter, please refer to the Frequently Asked Questions (FAQs) linked below or reach out to your Inland Wholesaler.

View SEC Filings

For Institutional Use Only. Not for distribution to the public. This is neither an offer to sell nor a solicitation of an offer to buy any security.

Inland Real Estate Income Trust, Inc., 2901 Butterfield Road, Oak Brook, IL 60523

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Important Information Regarding the Comrit Tender Offer

for Inland Income Trust Shares

Q1:	What have my client(s) received from Comrit?

A: Your client(s) have received or may soon receive a tender offer from Comrit Investments 1, L.P. (“Comrit”) to purchase up to 1,300,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“Inland Income Trust”) at an unsolicited and opportunistic price of $12.11 per share.

Q2:	What is Inland’s response to the offer?

A: Inland Income Trust’s Board of Directors (the “Board”) has carefully reviewed the terms of Comrit’s tender offer and unanimously recommends that your client(s) reject this unsolicited offer and not tender their shares of common stock. The Board has made its recommendation based in part on the following:

•

Comrit acknowledges that in establishing the purchase price of $12.11 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with Comrit’s objectives.

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Comrit states that it has not retained any independent person to evaluate or render any opinion with respect to the fairness of its offer price and that Comrit is making no representation as to the fairness of its offer price to an Inland Income Trust stockholder.

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If your clients sell, they will no longer have any rights with respect to the shares that they sell, including any ability to sell in a future offer and any appreciation in the value of the common stock or distributions paid, if any.

•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to Comrit.

Q3:	How did Comrit determine the amount of its offer?

A: Comrit states in its tender offer documents that in determining the amount of its offer, they analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the shares and the resulting lack of liquidity of an investment in Inland Investments; (ii) the estimated value of Inland Income Trust’s real estate assets; (iii) the costs associated with acquiring the shares; and (iv) their objective to profit from the offer.

In establishing the offer price of $12.11 per share, Comrit states that it is motivated to establish the lowest price which might be acceptable to shareholders consistent with its objectives.

Q4:	What happens if my client(s) tender their shares?

A: Clients who tender their shares to Comrit will give up the right to sell in any future tender offer by Comrit or any other purchaser including through a liquidity event (if any) and the right to any distributions paid after the expiration date of the tender offer, regardless of when payment for the purchase of the shares is made by Comrit.

Q5:	If my client(s) have already tendered shares, are they able to withdraw their tender?

A: Yes, for a limited period. Shareholders who tender their shares in response to the offer have the right to withdraw their tendered shares at any time prior to the expiration date, which is currently 11:59 p.m. Eastern Time on December 11, 2024. Tenders of shares also may be withdrawn during the period in which the offer is open. Additionally, Comrit states that tenders of shares may be withdrawn at any time after December 14, 2024, which is the date that is sixty (60) days from the date of the offer, including with respect to any tendered shares for which the Comrit has not completed payment by such date.

Q6:	Was my client’s information shared with Comrit?

A: No. Inland Income Trust values the privacy of its shareholders and opted to mail Comrit’s tender offer materials (at Comrit’s expense) instead of sharing client information.

Q7:	What is the current composition of Inland Income Trust’s portfolio?

A: Inland Income Trust’s primarily grocery-anchored necessity-based $1.3 billion portfolio (based on carrying value) comprises 52 retail properties across 24 states, collectively totaling approximately 7.2 million square feet.

Q8:	How can I find out more about the Comrit tender offer?

A: Please visit the SEC’s website at www.sec.gov to review the filings related to Comrit’s tender offer or contact Inland Investor Services at 866-My-Inland (866-694-6526).